                           Filed by CBOT Holdings, Inc.
                           Subject Company--CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

                                    * * * *

The following press release was distributed on July 25, 2002.

FOR IMMEDIATE RELEASE                                Contact: David Prosperi
                                                              312-435-3456
                                                              dprosperi@cbot.com


CBOT CONTINUES STRONG FINANCIAL PERFORMANCE WITH GROWTH IN REVENUES AND NET INCOME FOR FIRST SIX MONTHS OF 2002

CHICAGO, July 25, 2002 - Continuing its strong financial performance, the Chicago Board of Trade (CBOT(R)) reported net income of $21.3 million on revenues of $147.9 million for the first six months of 2002. This compares to net income of $6.6 million on revenues of $120.2 million for the first six months of 2001. Total revenues net of contracted license fees were $144.2 million for the first six months of 2002.

Net income in the second quarter of 2002 was $13.8 million on revenues of $75.6 million. This compares to net income in the first quarter of 2002 of $7.6 million on total revenues of $72.3 million, and net income in the second quarter of 2001 of $4.3 million on revenues of $61.4 million. Total revenues net of contracted license fees were $71.9 million for the second quarter of 2002.

Growth in revenues in the first half of 2002 was driven primarily by a 21% increase in volume. The CBOT's trading volume was 153.1 million contracts in the first six months of 2002 compared to 126.7 million contracts for the same period in 2001. Expenses for the period decreased $0.5 million from $108.6 million to $108.1 million. Included in these expenses was a charge for the impairment of electronic trading software of $6.2 million.

On July 11th, the CBOT and Eurex announced a new agreement that provides a cooperative framework for increased flexibility in product offerings, technology and future strategy for both marketplaces. The impact of this agreement is fully reflected in the CBOT's financials released today.

Chairman Nickolas J. Neubauer said, "We have a sound business plan that continues to focus on both member profits and corporate profits. We are keeping our expenses under control, our finances remain sound, and we expect this momentum will continue for the benefit of our customers and members."

President and CEO David J. Vitale added, "Demand for our products, the liquidity provided by our members and market makers, and improving access to our markets has led to increases in volume and revenue. These numbers, combined with the business disciplines we put in place, have provided the exchange with the necessary financial resources to make investments in new products and technology enhancements in order to build a tremendously successful exchange."


                                    -more-

As of June 30, 2002, the CBOT had an unrestricted cash balance of $55.8 million, compared to $29.1 million as of June 30, 2001 and $50.8 million as of December 31, 2001. Net current assets as of June 30, 2002 were $26.9 million compared to $10.7 million for the first quarter of 2002 and $8.3 million on December 31, 2001.

For more information about the CBOT's products and markets, log onto the exchange web site at www.cbot.com.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *
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                            CHICAGO BOARD OF TRADE
                       CONSOLIDATED STATEMENTS OF INCOME
                    For the six months ended June 30, 2002
                           (unaudited; in thousands)

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                                                Quarter Ended            Quarter Ended               Six Months Ended
                                                  June 30,                  March 31,                    June 30,
                                           2002            2001               2002                  2002            2001
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
REVENUES
   Exchange Fees                          $48,692        $32,929            $45,010                 $93,702       $ 63,316
   Quotations                              14,553         16,405             15,259                  29,812         32,102
   Building                                 6,649          6,367              7,048                  13,697         12,589
   Services                                 4,549          2,694              4,562                   9,111          6,401
   Members' Dues                                           2,305                                                     4,614
   Other Operating Revenue                  1,146            719                444                   1,590          1,139
-----------------------------------------------------------------------------------------------------------------------------------
     Total Revenues                        75,589         61,419             72,323                 147,912        120,161
    Less: Contracted License Fees           3,676                                                     3,676
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    Total Revenues net of Contracted
    License Fees                           71,913         61,419             72,323                 144,236        120,161
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EXPENSES
   Salaries and Benefits                   14,308         15,565             14,981                  29,289         29,845
   Depreciation and Amortization            7,664         10,939             14,017                  21,681         21,984
   General and Administrative Expenses      3,167          4,926              1,921                   5,088         10,593
   Building Operating Costs                 5,950          5,924              6,118                  12,068         11,738
   Information Technology Services         10,006          9,920              8,967                  18,973         18,098
   Professional Services                    6,180          3,080              4,827                  11,007         10,039
   Programs                                   462            491                267                     729            931
   Loss on Impairment of Long-lived Assets                                    6,244                   6,244
   Severance and Related costs                133            783                206                     339          2,000
   Interest                                 1,056          1,870              1,594                   2,650          3,359
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    Total Expenses                         48,926         53,498             59,142                 108,068        108,587
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INCOME FROM OPERATIONS                     22,987          7,921             13,181                  36,168         11,574

PROVISION FOR INCOME TAXES                  9,217          3,587              5,603                  14,820          4,927
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INCOME/(LOSS) BEFORE
CHANGE IN ACCOUNTING PRINCIPLE             13,770          4,334              7,578                  21,348          6,647

CUMULATIVE EFFECT OF CHANGE
ACCOUNTING PRINCIPLE-
NET OF TAX                                                                                                             (51)
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INCOME (LOSS) AS REPORTED                 $13,770         $4,334             $7,578                 $21,348      $  6,596
===================================================================================================================================

                           BALANCE SHEET HIGHLIGHTS
                           (unaudited; in thousands)
-------------------------------------------------------------------------------

                                               June 30,     December 31,
                                                 2002           2001
                                          ----------------------------------

Unrestricted Cash                               $55,758        $50,831
Current Assets                                   94,254         82,474
Total Assets                                    350,394        359,061
Current Liabilities                              67,372         74,150
Long Term Debt                                   42,857         58,324
Total Liabilities                               132,127        162,988
Members' Equity                                 218,267        196,073